

Mail Stop 3561

May 24, 2017

Donald E. Brandt
Chief Executive Officer
Pinnacle West Capital Corporation
400 North Fifth Street, P.O. Box 53999
Phoenix, Arizona 85072-3999

      **Re: Pinnacle West Capital Corporation
            Form 10-K for the Fiscal Year Ended December 31, 2016
            Filed February 24, 2017
            File No. 1-8962**

Dear Mr. Brandt:

      We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response and any amendment you may file in response to our comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2016

Summary of Significant Accounting Policies

Electric Revenues, page 98

1. Please tell us your basis in GAAP for netting contracts to purchase energy against other contracts to sell energy and reducing revenues and fuel and purchased power costs related to such contracts. In doing so, please cite the authoritative guidance that supports netting book-out contracts and the ramifications of default by counterparties. Please ensure your response provides detailed information to support your accounting policy.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Ta Tanisha Meadows, Staff Accountant, at (202) 551-3322 or me at (202) 551-3344 with any questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products

cc: Denise R. Danner, Vice President, Controller and Chief Accounting Officer